RW WD WITHDRAWAL OF WITHDRAWAL REQUEST

DANIELS CORPORATE ADVISORY COMPANY, INC.

Parker Towers, 104-60, Queens Boulevard

12th Floor

Forest Hills, New York 11375

Telephone (347) 242-3148

February 12, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Form RW with respect to Withdrawal of Post-Effective Registration Statement on Form S-1 filed on January 24, 2013, Commission File No. 333-169128

Gentlemen:

On January 24, 2013, Daniels Corporate Advisory Company, Inc. (the “Registrant”) filed a Request to Withdraw the above-referenced Post-Effective registration statement. However, the Registrant inadvertently filed the request on a Form RW instead of a Form AW. Accordingly, we hereby respectfully request that the Withdrawal on Form RW filed on January 24, 2013, be withdrawn. The Registrant intends to re-file the request for withdrawal of the amendment on the proper Form AW promptly.

If you have any questions with respect to this matter, please call our attorney, Norman T. Reynolds, Esq. at (713) 503-9411. Thank you for your assistance in this matter.

Very truly yours,

/s/Arthur D. Viola

Arthur D. Viola,

Chief Executive Officer